LEASE AGREEMENT OF LAND LOT "CANTALAVIEJA" IN THE MUNICIPALITY OF GIRON - SANTANDER

Among those who sign this document, on one hand Oscar Mauricio Franco Ulloa identified with ID card C.c. No. 79.596.227 as legal representative of COSECHEMOS YA S.A.S. with TIN 900.969.918-1, domiciled in the city of Bucaramanga, who for the purposes of this contract will be called THE LESSEE; and on the other hand Guillermo Ramírez Cabrales identified with ID card C.c. No. 5.764.410 as legal representative of C.l GRAMALUZ S.C.A. with TIN 804,017,745-1, domiciled in Bucaramanga, who for the purposes of this contract will be called THE LESSOR, we have agreed to enter into a lease agreement that will be governed by the following clauses:

First. Subject.-Under this contract, the LESSOR gives the LESSEE a lease, granting its use and enjoyment of the land lot of 361 Hectares 6057 square meters along with the house of built area, called “CANTALAVIEJA” with Registration Number 300-193758 located in the department of Santander, of the Municipality of Girón, in the Motoso village, the lot includes three houses for the use of tenants and operators. It also has two nurseries, these nurseries will be expressly destined to the cultivation of cannabis, It also includes a space that is attached to the nurseries that will be used for the administration, warehouse, storage and operations of this activity.

Second. Value of the lease. The value of the lease is fixed in the sum of TWELVE MILLION PESOS Monthly (COP $12,000,000), sum that will be payable in advance at the lessor's address, who is obliged to extend receipt for the corresponding payment.

Third. Duration of the contract.- The duration of this contract will be of 6 YEARS, once it expires it will be automatically and successively extended for periods equal to the one initially agreed, if neither party communicates in writing to the other its intention not to extend the contract, with at least one month before the expiration of the initial term or its extensions.

Fourth. State of the goods.-THE LESSOR will deliver the goods in perfect operating and performance conditions, including a drinking water spot, energy spot and the battery of bathrooms for human use, by virtue of which the LESSEE will issue written proof of such circumstance. The transport of the goods will be the responsibility of the LESSEE, and might be carried out by THE LESSOR but it will be on its behalf.

Fifth. Maintenance of the goods.- The technical maintenance of the goods, as well as the necessary repair or replacement of pieces for their normal functioning, will be responsibility of the LESSOR, and will be able to perform them directly or through third parties previously authorized for this purpose.

Sixth. Liabilities of the lessee.- The following will be special liabilities of the lessee: a) Refrain from assigning this contract, or sublet it fully or partially; b) Do not change the location of the goods stipulated in this contract, without the prior written consent of the LESSOR; c) Do not modify the nature or technical specifications of the goods, and d) Inform the LESSOR immediately about any circumstance that threatens to violate the rights of the LESSOR on the goods, as well as any disturbance on the normal development of the contract.

Seventh. Reasons for contract termination.- The following will be reasons for contract termination, in addition to those legally contemplated: a) Nonperformance to comply with one or more of the liabilities derived generically or specifically from this contract; b) The initiation of the mandatory liquidation process of the LESSEE. Paragraph: if the LESSEE breaches, the lessor is empowered to interrupt the execution of the contract, declare the termination of the contract and demand the restitution of the goods, without the need for judicial or extrajudicial requirements of any kind.

Eighth. Restitution of the goods.- Once the contract is over, regardless of the cause, is mandatory that the LESSEE provides to the LESSOR the goods in perfect condition of operation and conservation, within two days after the termination of the contract.

Ninth. Penalty clause.- If any of the parties breaches with any of the obligations under its charge, the sum of twenty million pesos (COP $ 20,000,000) must be paid to the other party as a penalty derived from the said breach.

Tenth. Arbitration clause.- Any dispute or difference relating to this contract, its execution and liquidation, will be resolved by an arbitration tribunal appointed by the Board of Directors of the Chamber of Commerce of Bucaramanga, through a raffle made between the arbitrators inscribed on the lists that the commercial arbitration and conciliation center of said chamber carry. The tribunal shall be subject to the provisions of the Decree 1818 of 1998 or organic statute of alternative dispute resolution systems and other concordant regulations, according to the following rules: a). The tribunal will consist of three arbitrators. b) The internal organization of the tribunal will be subject to the rules set forth in the commercial arbitration and conciliation center. c) The tribunal will decide in (law, in conscience or in technical principles). d) The tribunal will operate in the commercial arbitration and conciliation center. As a sign of conformity, the parties sign this document in two copies of the same counterpart, in Bucaramanga on the two (2) days of the month of May, two thousand and eighteen (2018).

/s/Guillermo Ramirez Cabrales
LESSOR
Guillermo Ramírez Cabrales
ID card c.c. 5.764.410
Legal Representative
C.I. GRAMALUZ S.C.A.

/s/Oscar Mauricio Franco Ulloa
LESSEE
Oscar Mauricio Franco Ulloa
ID card c.c. 79.596.227
Legal Representative
COSECHEMOS YA S.A.S.